 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-39483

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Vontier Union Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Vontier Corporation
5438 Wade Park Boulevard, Suite 600
Raleigh, NC 27607
(984) 275-6000

VONTIER UNION RETIREMENT SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2022 AND 2021
AND FOR THE YEAR ENDED DECEMBER 31, 2022
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

VONTIER UNION RETIREMENT SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Vontier Union Retirement Savings Plan
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Vontier Union Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2016.
Raleigh, North Carolina
June 16, 2023

VONTIER UNION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021
($ in millions)

	2022	2021
ASSETS
Plan’s interest in the Master Trust	$55.6	$73.2
Notes receivable from participants	2.0	1.9
NET ASSETS AVAILABLE FOR BENEFITS	$57.6	$75.1
See the accompanying notes to the financial statements.

VONTIER UNION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022
($ in millions)

ADDITIONS
Contributions:
Participant	$2.4
Rollovers	0.2
Employer	2.4
Total contributions	5.0
Interest income on notes receivable from participants	0.1
Total additions	5.1
DEDUCTIONS
Net investment loss from Plan’s interest in Master Trust	11.5
Benefit payments	11.0
Administrative expenses	0.1
Total deductions	22.6
NET DECREASE	(17.5)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	75.1
End of year	$57.6
See the accompanying notes to the financial statements.

VONTIER UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Vontier Union Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Vontier Corporation (“Vontier,” the “Company” or the “Plan Sponsor”) is a global industrial technology company. Vontier is a Delaware corporation and was incorporated in 2020 in connection with the separation of Vontier from Fortive Corporation (“Fortive”) on October 9, 2020 as an independent, publicly traded company (the “Separation”). In anticipation of the Separation, Vontier assumed sponsorship of the Plan and established the Vontier Retirement Savings Plan and Vontier Union Retirement Savings Plan Master Trust (the “Master Trust”) effective October 9, 2020. The Master Trust created a single trust formed to hold and invest assets of the Plan and other eligible tax-qualified defined contribution plans maintained by the Plan Sponsor. Refer to Note 3 for additional information regarding the Master Trust.
The Plan is a defined contribution plan established for eligible full-time and part-time union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Plan is administered through affiliates of the trustee, Fidelity Management Trust Company (“Fidelity” or the “Plan Administrator”). Significant provisions related to contributions, benefit payments, and investments are provided below.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Participants contributions and the earnings or losses thereon are fully vested at all times. Participants are eligible for Company contributions upon completion of one year of service per the terms of the applicable collective bargaining agreement. For more details on specific union groups, refer to the applicable Plan document.
The Company’s unilateral and matching contributions are determined at the discretion of the Plan Sponsor unless otherwise required by the terms of the collective bargaining agreement applicable to each participant. Generally participants become fully vested with respect to the employer contributions upon completion of three years of service, attainment of age 65, death, complete disability, or as required pursuant to the terms of the applicable collective bargaining agreement.
Benefit Payments
A participant who attains normal retirement age shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 72.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts as well as the terms of the participant’s collective bargaining agreement.

Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expense and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (“Credits”). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credit is funded quarterly in arrears by the Plan Administrator.
Forfeitures
Forfeited non-vested assets as of the end of the year are used to reduce future employer contributions or to pay administrative expenses in the following year. As of December 31, 2022 and 2021, forfeited non-vested assets totaled $0.3 million and $0.2 million, respectively.
During the year ended December 31, 2022, the amount of forfeitures used to reduce Company related contributions or to pay administrative expenses was $0.2 million.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
SECURE Act 2.0
In December 2022, Securing a Strong Retirement Act (SECURE 2.0) was passed into law, which built on the original SECURE Act’s focus on expanding retirement plan coverage and participation. The majority of the provisions of SECURE 2.0 will become effective in 2023 and beyond. The Plan will incorporate the SECURE 2.0 Act changes in its Plan document by the deadlines prescribed in the legislation.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from eligible participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3. MASTER TRUST
As discussed in Note 1, the Company established the Master Trust whereby investments are held collectively for certain defined contribution plans maintained by the Plan Sponsor. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected funds within each participating plan.
The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The net investment loss from Plan’s interest in the Master Trust presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized and unrealized gains and losses and interest and dividends on those investments.

The following summarizes the value of the net assets of the Master Trust and the Plan’s interest in the Master Trust as of December 31:

	2022		2021
($ in millions)	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
Money market funds	$0.1	$—	$1.3	$—
Vontier Corporation Stock Fund:
Vontier common stock	2.4	0.5	3.9	0.6
Fortive Corporation Stock Fund:
Fortive common stock	—	—	12.2	2.5
Money market funds	—	—	0.1	—
Mutual funds	96.9	9.4	123.5	13.6
Common/collective trusts	252.2	42.6	257.3	51.8
Separately managed funds:
Common stock	10.3	2.1	17.1	3.2
Mutual funds	0.2	0.1	6.5	0.4
Self-directed brokerage account	14.5	0.9	17.2	1.1
Total investments in Master Trust, at fair value	376.6	55.6	439.1	73.2
Non-interest bearing cash	0.1	—	—	—
Receivables	0.1	—	—	—
Payables	(0.1)	—	(0.1)	—
Total net assets in Master Trust	$376.7	$55.6	$439.0	$73.2
All Master Trust investments are categorized as Level 1 investments in the fair value hierarchy. Refer to Note 4 for additional information on the Plan’s fair value measurements.
The net investment loss of the Master Trust (including gains and losses on investments held, bought and sold) for the year ended December 31, 2022 was as follows:

($ in millions)
Net depreciation of the fair value of investments	$(82.6)
Interest and dividend income	3.4
Total net investment loss of the Master Trust	$(79.2)
NOTE 4. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Refer to Notes 1 and 3 for additional disclosures regarding the master trusts.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
The Vontier Corporation Stock Fund and Fortive Corporation Stock Fund consist of shares of the respective Company’s stock and short-term money market investments and are valued based on the quoted market price of the investments. The Plan previously invested in a unitized stock fund of Vontier. On May 11, 2022, investment in the units of the Vontier unitized stock fund were converted to investment in real-time traded ordinary shares of Vontier.
The separately managed funds consist of common stock and mutual funds, which are valued at the last reported sales price of the security on the last business day of the year.
The self-directed brokerage accounts consist of certificates of deposit, corporate bonds, preferred stock, common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value, which approximates fair value, as maturities are less than three months.
Participation units in the common/collective trust funds are valued using the net asset value of units held. The NAV is to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities as determined by the issuer.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 5. TAX STATUS OF THE PLAN
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 16, 2018, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes that the Plan has been designed to comply with, and is operating in accordance with, the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.
Additionally, as of December 31, 2022 and 2021, the Master Trust held 0.1 million and 0.1 million shares, respectively, of Vontier common stock within the Vontier Corporation Stock Fund. As of December 31, 2022 and 2021, the Master Trust also held 0.0 million and 0.2 million shares, respectively, of Fortive common stock within the Fortive Corporation Stock Fund.
During the year ended December 31, 2022, the Vontier Corporation Stock Fund purchased $2.1 million and sold $5.4 million in Company stock and received $3 thousand of dividends related to shares of Vontier common stock.
During the year ended December 31, 2022, the Fortive Corporation Stock Fund purchased $7.2 million and sold $17.0 million in Company stock and received $11 thousand of dividends related to shares of Fortive common stock.

SUPPLEMENTAL SCHEDULE
VONTIER UNION RETIREMENT SAVINGS PLAN
EIN: 84-2937008, PLAN NO. 002
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates range from 4.25% to 9.0% with maturity at various dates	**	$2,031,867

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VONTIER UNION RETIREMENT SAVINGS PLAN

June 16, 2023	By:	/s/ Danielle Riddell
Danielle Riddell
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm